

October 31, 2013

<u>Via E-Mail</u>
Mr. David Goodin
Chief Executive Officer
MDU Resources Group, Inc.
1200 West Century Avenue
P.O. Box 5650
Bismarck, ND   58506-5650

     Re: **MDU Resources Group, Inc.**
              Form 10-K for theYear Ended December 31, 2012
              Filed February 28, 2013
              File No. 001-03480

Dear Mr. Goodin:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/Tia L. Jenkins

              Tia L. Jenkins
              Senior Assistant Chief Accountant
              Office of Beverages, Apparel, and
              Mining